REpower Systems

02 JUL 17 AM 12:50

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042680

SUPPL

July 8, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a *ad hoc* press release which we published in accordance with German law.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Wrede

dlw 7/17

Enclosures

AD HOC Disclosure

REpower reports year-on-year growth of 119 percent in H1 2002 with a total installed rated output of 67 megawatts

REpower Systems AG, listed on the Neuer Markt since March 26, 2002, reported a total installed rated output of 67.1 megawatts in H1 2002 as compared to 30.7 megawatts in H1 2001. The company erected 48 turbines in H1 2002 as against 38 turbines in the comparable period in 2001. This corresponds to a year-on-year increase of 119 percent in the total installed rated output.

The 48 wind turbines erected included 41 in the 1.5 megawatt class. As expected, this development confirms the trend towards the multi-megawatt class in the first half-year.

Booked business as of June 30, 2002 amounted to a total rated output of 250,5 megawatts (order volume of EUR 211,8 million) in comparison to booked business as of June 30, 2001 of EUR 64,9 million, which corresponded to a total rated output of 70,8 megawatts. These turbines will be erected in 2002 and 2003. The Denker & Wulf AG subsidiary contributed eight wind turbines (approximately 12 megawatts) to the total number of turbines erected in H1 2002 and expects to be able to implement further projects involving around 60 wind turbines (approximately 80 megawatts) during the current year.

The growth rate achieved in H1 2002 means that REpower is on schedule to achieve its growth target of more than 50 percent for fiscal 2002 (total rated output of 133 megawatts in 2001). The company will publish its results for the first half-year on August 30, 2002.

REpower Systems AG
Isabelle von Wrede/ Investor Relations
phone: +49-40-53 93 07 23
fax: +49-40-53 93 07 77
E-mail: i.wrede@repower.de

Haubrok Investor Relations GmbH
Bettina Linden
phone: +49-69-71 67 86 02
fax: +49-69-71 67 86 99
E-Mail: B.Linden@haubrok.de